Exhibit 11.1

DEPARTMENT 56, INC.

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(In thousands, except per share amounts)

	13 Weeks Ended July 5, 2003	13 Weeks Ended June 29, 2002
Basic:
Net income	$11,023	$11,824

Weighted average number of common shares outstanding	13,088	12,974

Net income per common share	$0.84	$0.91

Assuming Dilution:
Net income	$11,023	$11,824

Weighted average number of common shares outstanding	13,088	12,974

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	84	350

Weighted average number of common and common equivalent shares	13,172	13,324

Net income per common share assuming dilution	$0.84	$0.89

	27 Weeks Ended July 5, 2003	26 Weeks Ended June 29, 2002
Basic:
Net income (loss)	$11,275	$(78,902)

Weighted average number of common shares outstanding	13,081	12,936

Net income (loss) per common share	$0.86	$(6.10)

Assuming Dilution:
Net income (loss)	$11,275	$(78,902)

Weighted average number of common shares outstanding	13,081	12,936

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	80	181

Weighted average number of common and common equivalent shares	13,161	13,117

Net income (loss) per common share assuming dilution	$0.86	$(6.02)